UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 03 June 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 02 June 2026 — Board change

Exhibit 99.1

2 June 2026

National Grid plc ('National Grid' or the 'Company')

Board change

The Company announces that Jonathan Silver will not be seeking re-election by shareholders at the Company's Annual General Meeting ('AGM') on 14 July 2026 and will therefore step down from the Board at the conclusion of the AGM. Jonathan has served as a Non-executive Director of the Company since 16 May 2019.

Paula Reynolds, Chair of National Grid, said "Jonathan brought unique perspectives to the Board over the past seven years, reflecting his deep experience as an investor in the energy sector in government and the private sector. We have appreciated the time Jonathan has devoted to the Company against the backdrop of an increasingly busy schedule. On behalf of the Board, I wish him every success for the future."

This announcement is made in accordance with the requirements of UK Listing Rule 6.4.6(R).

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 03 June 2026
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